UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 2, 2010

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated March 2, 2010 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the Fourth Quarter 2009. Attached hereto as Exhibit II are the Company’s interim unaudited combined financial statements for the three and twelve months ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 2, 2010	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the Fourth Quarter of 2009

LONDON, ENGLAND—March 2, 2010 - Global Ship Lease, Inc. (NYSE:GSL, GSL.U and GSL.WS), a containership charter owner, announced today its unaudited results for the three months ended December 31, 2009.

Fourth Quarter and Full Year 2009 Highlights

- Generated $16.5 million of cash in the fourth quarter of 2009 up 29% on $12.8 million on cash generated in fourth quarter 2008. $62.0 million cash was generated in the year ended December 31, 2009

- Reported revenue of $39.9 million for the fourth quarter of 2009, up 52% on $26.3 million for the fourth quarter 2008 due to the purchase of four additional vessels in December 2008 and one additional vessel in August 2009. Revenue was $148.7 million for the year ended December 31, 2009 up 57% on $95.0 million for the year ended December 31, 2008

- Reported normalized net earnings of $7.3 million, or $0.13 per share, for the fourth quarter of 2009, excluding a $5.1 million non-cash interest rate derivative mark-to-market gain. For the year ended December 31, 2009 normalized net earnings was $26.6 million, or $0.49 per share, excluding $17.9 million non-cash mark-to-market gain and $2.2 million deferred financing costs written off on an accelerated basis

- Including the non-cash mark-to-market and deferred financing costs items, reported net income was $12.3 million, or $0.23 income per share, for the fourth quarter of 2009 compared to $43.7 million loss for the fourth quarter 2008. The reported net income was $42.4 million, or $0.79 per share, for the year ended December 31, 2009

- Purchased CMA CGM Berlioz, a 2001-built 6,627 TEU container vessel, in August 2009 for $82 million. The vessel is chartered to CMA CGM for 12 years

- Amended the credit facility in August 2009 to suspend loan-to-value tests effectively until second quarter 2011. The amendment also allowed further borrowings to finance the purchase of CMA CGM Berlioz, cancelled all undrawn commitments and requires prepayments based on free cash flow. No common dividends can be declared or paid until the later of November 30, 2010 or when loan-to-value falls to 75% or below

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During a challenging year for the industry and global economy, our entire fleet remained secured on long-term contracts. We also achieved strong utilization for the year and grew both revenue and cash flow, during a time when we finalized an amendment to our credit facility. With the amended credit facility we have mitigated loan-to-value covenant concerns, effectively until April 2011, and protected the Company from short-term volatility in asset values. We are now paying down debt aggressively with approximately $68 million expected to be repaid in 2010.”

Results for Three Months And Year ended December 31, 2009

Comparative financial information for the year ended December 31, 2008 is prepared under predecessor accounting rules and includes the results of operations of two of the Company’s vessels for part of January 2008 when they were owned by CMA CGM, a privately owned French container shipping company, and operated in CMA CGM’s business of earning revenue from carrying containerized cargo. Global Ship Lease commenced its business of time chartering out vessels in December 2007 when it purchased 10 container vessels from CMA CGM. The Company purchased the two additional vessels from CMA CGM in January 2008 and has subsequently purchased an additional five vessels. The predecessor and Global Ship Lease business models are not comparable.

Further, there were significant changes to the Company’s legal and capital structure arising from the merger on August 14, 2008, which resulted in the Company becoming listed on the New York Stock Exchange. Accordingly, selected comparative information is presented.

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars except per share data)

	Three months ended Dec 31, 2009	Three months ended Dec 31, 2008	Year ended Dec 31, 2009	Year ended Dec 31, 2008 (4)
Revenue (1)	39,884	26,305	148,708	94,978
Operating Income (1)	17,862	9,875	61,717	38,823
Net Income (Loss) (1)	12,348	(43,655)	42,374	(34,451)
Earnings (Loss) per A and B share (2)	0.23	(1.06)	0.79	—
Normalised net earnings (2) (3)	7,254	7,020	26,637	—
Normalised earnings per A and B share (2) (3)	0.13	0.17	0.49	—
Adjusted Cash From Operations (2) (3)	16,482	12,777	61,967	—

(1)	Comparative data for the year ended December 31, 2008 relates to the Company’s time charter business only and therefore excludes the results from containerized transportation undertaken by the predecessor group
(2)	Certain comparative data is not presented for the year ended December 31, 2008 due to the significant changes to the legal and capital structure arising from the merger on August 14, 2008 resulting in the Company being listed on the New York Stock Exchange
(3)	Normalized net earnings, normalized earnings per share, and adjusted cash from operations are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and reconciliations are provided to the interim unaudited financial information

(4)	Based on the combination of time charter activity for Predecessor and Successor periods

Revenue and Utilization

Global Ship Lease owned sixteen vessels up to August 26, 2009 when CMA CGM Berlioz was purchased. The fleet generated revenue from fixed rate long-term time charters of $39.9 million in the three months ended December 31, 2009, up 52% on revenue of $26.3 million for the comparative period in 2008 due to the purchase of four additional ships in December 2008 and one in August 2009. These five vessels have an average daily charter rate of $31,450 compared to an average daily charter rate of $22,685 for the previous fleet of 12 vessels. During the three months ended December 31, 2009 there were 1,564 ownership days, up 411 or 36% on 1,153 ownership days in the comparable period. CMA CGM Utrillo was dry-docked, at a cost of $0.9 million, for 16 days in the quarter. There were no unplanned off-hire days in the three months ended December 31, 2009 giving an overall utilization of 99.0%. In the comparable period of 2008, there were no off-hire days, giving utilization of 100.0%.

For the year ended December 31, 2009 revenue was $148.7 million, an increase of 57% compared to time charter revenue of $95.0 million in the comparative period. Ownership days at 5,968 were up 1,552, or 35%, on 4,416 in the comparative period. Utilization in the year ended December 31, 2009 was 98.8% down slightly on 99.0% in the comparative period.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $9.9 million for the three months ended December 31, 2009. The average cost per ownership day was $6,299 down 8% from the average daily cost of $6,820 for the previous quarter due mainly to rebilling of certain items for the charterer’s account, and down 8% from the average daily cost of $6,873 for the comparative period in 2008.

Vessel operating expenses were $41.4 million for the year ended December 31, 2009 or $6,932 per ownership day. This compares to $29.8 million vessel operating expenses associated with the time charter business in the comparative period or $6,748 per ownership day. The increase over 2008 is due mainly to the impact of the four vessels delivered in December 2008 which are on average larger than the previous vessels and are thus more expensive to operate.

Vessel operating expenses are at less than the capped amounts included in Global Ship Lease’s ship management agreements.

Depreciation

Depreciation was $10.1 million for the three months ended December 31, 2009, including the effect of the purchase of four additional vessels in December 2008 and one in August 2009, compared to $5.9 million for the comparative period. In the year ended December 31, 2009 depreciation was $37.3 million, up from $20.6 million for the time charter business in the comparative period in 2008.

General and Administrative Costs

General and administrative costs incurred were $2.2 million in the three months ended December 31, 2009, including $0.4 million non-cash charge for stock based incentives, compared to $2.7 million for the time charter business in the comparable period in 2008, including $0.8 million non-cash charge for stock based incentives. In the year ended December 31, 2009 general and administrative costs were $8.7 million, including $2.5 million non-cash charge for stock based incentives, compared to $6.0 million in the comparative period (when up to August 14, 2008 the Company was a wholly-owned subsidiary of CMA CGM) including $1.2 million non-cash charge for stock based incentives.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended December 31, 2009 was $6.1 million. The Company’s borrowings under its credit facility averaged $593.8 million during fourth quarter and were $588.2 million as at December 31, 2009 after repayment in November of $10.9 million. There were $48.0 million preferred shares throughout the period. Interest expense in the comparative period in 2008 was $2.6 million based on average borrowings, including the preferred shares, of $357.2 million in the quarter.

For the year ended December 31, 2009 interest expense was $24.2 million including $2.2 million write off of deferred financing costs as a result of reduced borrowing capacity following amendments to the credit facility in 2009 and based on average borrowings, including the preferred shares, of $608.7 million compared to $21.4 million interest expense for the comparative period in 2008 based on average borrowings, including the preferred shares, of $490.5 million.

Interest income for the three months ended December 31, 2009 was $36,000 and was $195,000 in the comparative period. For the year ended December 31, 2009 interest income was $0.5 million compared to $0.8 million in 2008.

Change in Fair Value of Financial Instruments

The Company hedges the majority of its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a $0.7 million gain in the three months ended December 31, 2009, reflecting primarily movements in the forward curve for interest rates. Of this amount, $4.4 million was a realized loss for settlements of swaps in the period and $5.1 million was unrealized gain for revaluation of the balance sheet position. This compares to a $51.0 million loss in the three months ended December 31, 2008 of which $0.3 million was realized loss and $50.7 million was unrealized loss. For the year ended December 31, 2009 the reported gain was $4.8 million comprising $13.1 million realized loss and $17.9 million unrealized gain. For the year ended December 31, 2008 the reported loss was $52.5 million of which $0.8 million was realized and $51.8 million was unrealized.

At December 31, 2009 the total mark-to-market unrealized loss recognized as a liability was $29.1 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation.

Net Earnings

Normalized net earnings was $7.2 million, or $0.13 per Class A and B common share, for the three months ended December 31, 2009 excluding the $5.1 million non-cash interest rate derivative mark-to-market gain. Including the mark-to-market gain, net income was $12.3 million or $0.23 income per Class A and B common share.

Normalized net earnings was $26.6 million, or $0.49 per Class A and B common share, for the year ended December 31, 2009 excluding the $17.9 million non-cash interest rate derivative mark-to-market gain and $2.2 million accelerated deferred financing costs written off. Including these items, net income was $42.4 million or $0.79 per Class A and B common share.

Normalized net earnings and normalized earnings per share are non-US GAAP measures and are reconciled to the financial information included in this press release. We believe that they are useful measures with which to assess the Company’s financial performance as they adjust for non-cash items that do not affect the Company’s ability to generate cash.

Credit Facility

On August 20, 2009, the Company entered into an amendment to its credit facility, whereby the loan-to-value covenant has been waived up to and including November 30, 2010 with the next loan-to-value test scheduled for April 30, 2011. Further, Global Ship Lease was able to borrow sufficient funds under the credit facility to allow the purchase of the CMA CGM Berlioz in August 2009. Amounts borrowed under the amended credit facility bear interest at LIBOR plus a fixed interest margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan-to-value ratio.

In connection with the amended credit facility, all undrawn commitments of approximately $200 million were cancelled and Global Ship Lease may not pay dividends to common shareholders, instead using its cash flow to prepay borrowings under the credit facility. Global Ship Lease will be able to resume dividends after November 30, 2010 and once the loan-to-value is at or below 75%, when the prepayment of borrowings becomes fixed at $10 million per quarter. As part of the amendment, CMA CGM has agreed to defer redemption of the $48 million preferred shares it holds until after the final maturity of the credit facility in August 2016 and retain its current holding of approximately 24.4 million common shares at least until November 30, 2010.

Dividend

Global Ship Lease has agreed with its lenders that it will not declare or pay any dividend to common shareholders until the later of November 30, 2010 and when loan-to-value is at or below 75%. The board of directors will review the dividend policy when appropriate.

Adjusted Cash From Operations

Adjusted cash from operations was $16.5 million for the three months ended December 31, 2009 compared to $12.8 million for the three months ended December 31, 2008 and was $62.0 million for the year ended December 31, 2009. Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information further in this press release. The Company believes that it is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items.

Fleet Utilization

The table below shows fleet utilization for the three months and year ended December 31, 2009 and 2008. Unplanned offhire in the year ended December 31, 2009 includes 18 days in first quarter for drydock and associated repairs following a grounding and a seven day deviation to land a sick crew member.

	Three months ended			Year ended
Days	Dec 31, 2009	Dec 31, 2008	Increase	Dec 31, 2009	Dec 31, 2008	Increase
Ownership days	1,564	1,153	36%	5,968	4,416	35%
Planned offhire - scheduled drydock	(16)	—		(32)	(15)
Unplanned offhire - other	—	—		(42)	(30)

Operating days	1,548	1,153	34%	5,894	4,371	35%
Utilization	99.0%	100.0%		98.8%	99.0%

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	3.00	$28,500
Ville d’Aquarius	4,113	1996	December 2007	3.00	$28,500
CMA CGM Matisse	2,262	1999	December 2007	7.00	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	7.00	$18,465
Delmas Keta	2,207	2003	December 2007	8.00	$18,465
Julie Delmas	2,207	2002	December 2007	8.00	$18,465
Kumasi	2,207	2002	December 2007	8.00	$18,465
Marie Delmas	2,207	2002	December 2007	8.00	$18,465
CMA CGM La Tour	2,272	2001	December 2007	7.00	$18,465
CMA CGM Manet	2,272	2001	December 2007	7.00	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	11.00	$33,750
CMA CGM Château d’If	5,100	2007	January 2008	11.00	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	16.00	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	13.00	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	13.00	$25,350
CMA CGM America	4,045	2006	December 2008	13.00	$25,350
CMA CGM Berlioz	6,627	2001	August 2009	11.75	$34,000	12	$34,000

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date	Charterer	Charter Duration (years)		Daily Charter Rate ($)
Hull 789 (2)	4,250	2010	October 2010	ZIM	7-8	(3)	$28,000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8	(3)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests.
(3)	Seven-year charter that could be extended to eight years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended December 31, 2009 today, Tuesday, March 2, 2010 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (888) 857-6929 or (719) 457-2639; Passcode: 8427789

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Tuesday, March 16, 2010 at (888) 203-1112 or (719) 457-0820. Enter the code 8427789 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 17 vessels with a total capacity of 66,297 TEU with a weighted average age at December 31, 2009 of 5.8 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 9.1 years. The Company has contracts in place to purchase two 4,250 TEU newbuildings from German interests for approximately $77 million each that are scheduled to be delivered in the fourth quarter of 2010. The Company has agreements to charter out these newbuildings to Zim Integrated Shipping Services Limited for seven or eight years at charterer’s option.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted Cash From Operations

Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for non-cash items including depreciation, amortization of deferred financing charges, accretion of earnings for intangible liabilities, charge for equity based incentive awards and change in fair value of derivatives. We also deduct an allowance for the cost of future drydockings, which due to their substantial and periodic nature could otherwise distort quarterly adjusted cashflow. There is no adjustment for movements in working capital. Adjusted cash from operations is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash. Adjusted cash from operations is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that adjusted cash from operations is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items.

ADJUSTED CASH FROM OPERATIONS - UNAUDITED

(thousands of U.S. dollars)

	Three months ended Dec 31, 2009	Three months ended Dec 31, 2008	Year ended Dec 31, 2009

Net income (loss)	12,348	(43,655)	42,374

Adjust: Depreciation	10,066	5,883	37,307
Charge for equity incentive awards	359	812	2,513
Amortization of deferred financing fees	222	133	3,108
Change in value of derivatives	(5,094)	50,675	(17,928)
Allowance for future dry-docks	(975)	(725)	(3,705)
Revenue accretion for intangible liabilities	(530)	(53)	(1,549)
Deferred taxation	86	(293)	(153)

Adjusted cash from operations	16,482	12,777	61,967

B. Normalized net earnings

Normalized net earnings is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for the change in fair value of derivatives and the accelerated write off of a portion of deferred financing costs. Normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Normalized net earnings per share is calculated based on normalized net earnings and the weighted average number of shares in the relevant period.

NORMALIZED NET EARNINGS - UNAUDITED

(thousands of U.S. dollars except share and per share data)

	Three months ended Dec 31, 2009	Three months ended Dec 31, 2008	Year ended Dec 31, 2009

Net income (loss) as reported	12,348	(43,655)	42,374
Adjust: Change in value of derivatives	(5,094)	50,675	(17,928)
Deferred financing costs written off (1)			2,191

Normalized net earnings	7,254	7,020	26,637

Weighted average number of Class A and B common shares outstanding (2)
Basic	54,081,096	41,373,313	53,865,465
Diluted	54,081,096	41,373,313	54,160,814
Net income per share on reported earnings
Basic	0.23	(1.06)	0.79
Diluted	0.23	(1.06)	0.78
Normalized net income per share
Basic	0.13	0.17	0.49
Diluted	0.13	0.17	0.49

(1)	Following reductions in the company’s borrowing capacity under its credit facility, a proportion of unamortized deferred financing costs were written off.
(2)	The weighted average number of shares (basic and diluted) for the three months ended December 31, 2009 excludes the effect of outstanding warrants and stock based incentive awards as these were anti dilutive. For the year ended December 31, 2009 the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were anti dilutive. The weighted average number of shares (basic and diluted) for the year ended December 31, 2008 excludes 12,375,000 Class C shares which were converted to Class A Common shares on a one-for-one basis on January 1, 2009.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our charterer and sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions including the two newbuildings to be purchased from German interests in the fourth quarter of 2010, and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,				Year ended December 31,
	2009 Successor		2008 Successor		2009 Successor		2008
							Successor	Predecessor
							August 15 to December 31	January 1 to August 14
Operating Revenues
Voyage revenue		$—		$—		$—	$—	$2,072
Time charter revenue		39,884		26,305		148,708	39,095	55,883

		39,884		26,305		148,708	39,095	57,955

Operating Expenses
Voyage expenses		—		—		—	—	1,944
Vessel operating expenses		9,851		7,924		41,368	11,904	18,074
Depreciation		10,066		5,883		37,307	8,731	12,163
General and administrative		2,187		2,686		8,748	3,712	3,814
Other operating (income) expense		(82)		(63)		(432)	(106)	93

Total operating expenses		22,022		16,430		86,991	24,241	36,088

Operating Income		17,862		9,875		61,717	14,854	21,867

Non Operating Income (Expense)
Interest income		36		195		519	413	424
Interest expense		(6,107)		(2,647)		(24,224)	(3,842)	(17,600)
Realized and unrealized gain (loss) on interest rate derivatives		702		(50,986)		4,806	(55,293)	2,749

Income (Loss) before Income Taxes		12,493		(43,563)		42,818	(43,868)	7,440

Income taxes		(145)		(92)		(444)	(102)	(23)

Net Income (Loss)		$12,348		$(43,655)		$42,374	$(43,970)	$7,417

Weighted average number of Common shares outstanding basic and diluted		n.a.		n.a.		n.a.	n.a.	100

Net Income (Loss) per share in $ per share basic and diluted		n.a.		n.a.		n.a.	n.a.	$74,170

Weighted average number of Class A common shares outstanding
Basic		46,675,140		33,967,357		46,459,509	33,800,307	n.a.
Diluted		46,675,140		33,967,357		46,754,858	33,800,307	n.a.

Net (Loss) Income in $ per share
Basic		$0.26		$(1.29)		$0.91	$(1.30)	n.a.
Diluted		$0.26		$(1.29)		$0.91	$(1.30)	n.a.

Weighted average number of Class B common shares outstanding Basic and diluted		7,405,956		7,405,956		7,405,956	7,405,956	. n.a.

Net income (loss) in $ per share	$	nil	$	nil	$	nil	$ nil	n.a.

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	December 31, 2009 Successor	December 31, 2008 Successor
Assets

Cash and cash equivalents	$30,810	$26,363
Restricted cash	3,026	3,026
Accounts receivable	7,838	638
Prepaid expenses	685	734
Other receivables	613	1,420
Deferred tax	285	176
Deferred financing costs	903	526

Total current assets	44,160	32,883

Vessels in operation	961,708	906,896
Vessel deposits	16,243	15,720
Other fixed assets	9	21
Intangible assets – purchase agreement	—	7,840
Deferred tax	161	117
Deferred financing costs	5,077	3,131

Total non-current assets	983,198	933,725

Total Assets	$1,027,358	$966,608

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements	$2,119	$1,608
Current portion of long term debt	68,300	—
Accounts payable	3,502	36
Accrued expenses	4,589	6,436
Derivative instruments	15,971	10,940

Total current liabilities	94,481	19,020

Long term debt	519,892	542,100
Preferred shares	48,000	48,000
Intangible liability—charter agreements	24,288	26,348
Derivative instruments	13,142	36,101

Total long-term liabilities	605,322	652,549

Total Liabilities	$699,803	$671,569

Commitments and contingencies	—	—

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets (continued)

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	December 31, 2009 Successor	December 31, 2008 Successor
Stockholders’ Equity

Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 46,680,194 shares issued and outstanding	467	339
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding	74	74
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued, converted to Class A common shares on January 1, 2009	—	124

Retained (deficit)	(65,679)	(9,338)
Net income (loss) for the period	42,374	(43,970)
Additional paid in capital	350,319	347,810

Total Stockholders’ Equity	327,555	295,039

Total Liabilities and Stockholders’ Equity	$1,027,358	$966,608

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2009 Successor	2008 Successor	2009 Successor	2008
				Successor	Predecessor
				August 15 to December 31	January 1 to August 14
Cash Flows from Operating Activities
Net income (loss)	$12,348	$(43,655)	$42,374	$(43,970)	$7,417

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	10,066	5,883	37,307	8,731	12,164
Amortization of deferred financing costs	222	133	3,108	199	491
Change in fair value of certain derivative instruments	(5,094)	50,675	(17,928)	54,851	(3,081)
Amortization of intangible liability	(530)	(53)	(1,549)	(67)	—
Settlements of hedges which do not qualify for hedge accounting	4,390	350	13,121	632	141
Share based compensation	359	812	2,513	1,167	—
(Increase) decrease in other receivables and other assets	(6,873)	(367)	(6,510)	337	(980)
Increase (decrease) in accounts payable and other liabilities	3,368	1,493	2,165	(7,849)	4,420
Decrease in inventories	—	—	—	—	1,613
Costs relating to drydocks	(797)	—	(1,706)	—	(1,459)
Unrealized foreign exchange(gain) loss	(5)	(80)	17	(80)	—

Net Cash Provided by Operating Activities	17,454	15,191	72,912	13,951	20,726

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,390)	(350)	(13,121)	(632)	(4,871)
Acquisition of Global Ship Lease, Inc., net of cash acquired	—	(984)	—	(6,547)	—
Release of Trust Account	—	—	—	317,446	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	(577)	(257,450)	(83,639)	(272,927)	—

Net Cash (Used in) Provided by Investing Activities	(4,967)	(258,784)	(96,760)	37,340	(4,871)

Cash Flows from Financing Activities
Proceeds from debt	—	256,000	57,000	256,000	—
Repayments of debt	(10,908)	—	(10,908)	(115,000)	—
Variation in restricted cash	—	(3,026)	—	(3,026)	188,000
Issuance costs of debt	(311)	(4)	(5,426)	(3,856)	(276)
Proceeds from warrant exercise	—	3,026	—	3,026	—
Buyback of shares	—	—	—	(147,053)	—
Dividend payments	—	(15,624)	(12,371)	(15,624)	—
(Decrease) in amount due to CMA CGM	—	—	—	—	(188,713)
Deemed distribution to CMA CGM	—	—	—	—	(505)

Net Cash (Used in) Provided by Financing Activities	(11,219)	240,372	28,295	(25,533)	(1,494)

Net Increase (Decrease) in Cash and Cash Equivalents	1,268	(3,221)	4,447	25,758	14,361
Cash and Cash Equivalents at start of Period	29,542	29,584	26,363	605	1,891

Cash and Cash Equivalents at end of Period	$30,810	$26,363	$30,810	$26,363	$16,252

Global Ship Lease, Inc.

Interim Unaudited Operating Segments

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively.

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these interim unaudited combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” column in the table below includes (i) the elimination of the containerized transportation activity performed by the Predecessor up to August 14, 2008, and (ii) the IPO and merger costs expensed by the Predecessor.

During the three month period and year ended December 31, 2009 and 2008 the activities can be analyzed as follows:

	Three months ended December 31,		Year ended December 31,
	2009 Successor	2008 Successor	2009 Successor	2008 Successor	2008 Predecessor
	Time Charter	Time Charter		Time Charter	Time Charter	Adjustment	Total
Operating revenues	$39,884	$26,305	$148,708	$39,095	$55,883	$2,072	$57,955

Operating expenses
Voyage expenses	—	—	—	—	—	1,944	1,944
Vessel operating expenses	9,851	7,924	41,368	11,904	17,893	181	18,074
Depreciation	10,066	5,883	37,307	8,731	11,902	261	12,163
General and administrative	2,187	2,686	8,748	3,712	2,306	1,508	3,814
Other operating (income) expense	(82)	(63)	(432)	(106)	(187)	280	93

Total operating expenses	22,022	16,430	86,991	24,241	31,914	4,174	36,088

Operating income (loss)	17,862	9,875	61,717	14,854	23,969	(2,102)	21,867

Interest income	36	195	519	413	424	—	424

Interest expense	(6,107)	(2,647)	(24,224)	(3,842)	(17,600)	—	(17,600)
Realized and unrealized gain (loss) on derivatives	702	(50,986)	4,806	(55,293)	2,749	—	2,749

Income (loss) before income taxes	12,493	(43,563)	42,818	(43,868)	9,542	(2,102)	7,440

Income taxes	(145)	(92)	(444)	(102)	(23)	—	(23)

Net income (loss)	$12,348	$(43,655)	$42,374	$(43,970)	$9,519	$(2,102)	$7,417

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED COMBINED FINANCIAL STATEMENTS

THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2009

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2009 Successor	December 31, 2008 Successor

Assets

Cash and cash equivalents		$30,810	$26,363
Restricted cash		3,026	3,026
Accounts receivable		7,838	638
Prepaid expenses		685	734
Other receivables		613	1,420
Deferred tax		285	176
Deferred financing costs		903	526

Total current assets		44,160	32,883

Vessels in operation	5	961,708	906,896
Vessel deposits		16,243	15,720
Other fixed assets		9	21
Intangible assets – purchase agreement		—	7,840
Deferred tax		161	117
Deferred financing costs		5,077	3,131

Total non-current assets		983,198	933,725

Total Assets		$1,027,358	$966,608

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements		$2,119	$1,608
Current portion of long term debt	6	68,300	—
Accounts payable		3,502	36
Accrued expenses		4,589	6,436
Derivative instruments	11	15,971	10,940

Total current liabilities		94,481	19,020

Long term debt	6	519,892	542,100
Preferred shares	10	48,000	48,000
Intangible liability - charter agreements		24,288	26,348
Derivative instruments	11	13,142	36,101

Total long-term liabilities		605,322	652,549

Total Liabilities		$699,803	$671,569

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets (continued)

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2009 Successor	December 31, 2008 Successor
Stockholders’ Equity

Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 46,680,194 shares issued and outstanding	10	467	339
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding	10	74	74
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued, converted to Class A common shares on January 1, 2009	10	—	124

Retained deficit		(65,679)	(9,338)
Net income (loss) for the period		42,374	(43,970)
Additional paid in capital		350,319	347,810

Total Stockholders’ Equity		327,555	295,039

Total Liabilities and Stockholders’ Equity		$1,027,358	$966,608

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,		Year ended December 31,
		2009	2008	2009	2008
	Note	Successor	Successor	Successor	Successor	Predecessor
					August 15 to December 31	January 1 to August 14
Operating Revenues
Voyage revenue		$—	$—	$—	$—	$2,072
Time charter revenue		39,884	26,305	148,708	39,095	55,883

		39,884	26,305	148,708	39,095	57,955

Operating Expenses
Voyage expenses		—	—	—	—	1,944
Vessel operating expenses		9,851	7,924	41,368	11,904	18,074
Depreciation	5	10,066	5,883	37,307	8,731	12,163
General and administrative		2,187	2,686	8,748	3,712	3,814
Other operating (income) expense		(82)	(63)	(432)	(106)	93

Total operating expenses		22,022	16,430	86,991	24,241	36,088

Operating Income		17,862	9,875	61,717	14,854	21,867

Non Operating Income (Expense)
Interest income		36	195	519	413	424
Interest expense		(6,107)	(2,647)	(24,224)	(3,842)	(17,600)
Realized and unrealized gain (loss) on interest rate derivatives	11	702	(50,986)	4,806	(55,293)	2,749

Income (Loss) before Income Taxes		12,493	(43,563)	42,818	(43,868)	7,440

Income taxes		(145)	(92)	(444)	(102)	(23)

Net Income (Loss)		$12,348	$(43,655)	$42,374	$(43,970)	$7,417

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Income (continued)

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,		Year ended December 31,
		2009	2008	2009	2008
	Note	Successor	Successor	Successor	Successor	Predecessor
					August 15 to December 31	January 1 to August 14
Weighted average number of Common shares outstanding basic and diluted		n.a.	n.a.	n.a.	n.a.	100

Net Income (Loss) per share in $ per share basic and diluted		n.a.	n.a.	n.a.	n.a.	$74,170

Weighted average number of Class A common shares outstanding
Basic	13	46,675,140	33,967,357	46,459,509	33,800,307	n.a.
Diluted	13	46,675,140	33,967,357	46,754,858	33,800,307	n.a.

Net (Loss) Income in $ per share
Basic	13	$0.26	$(1.29)	$0.91	$(1.30)	n.a.
Diluted	13	$0.26	$(1.29)	$0.91	$(1.30)	n.a.

Weighted average number of Class B common shares outstanding Basic and diluted	13	7,405,956	7,405,956	7,405,956	7,405,956	. n.a.
Net income (loss) in $ per share	13	$ nil	$ nil	$ nil	$ nil	n.a.

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
		2009	2008	2009	2008
	Note	Successor	Successor	Successor	Successor	Predecessor
					August 15 to December 31	January 1 to August 14
Cash Flows from Operating Activities
Net income (loss)		$12,348	$(43,655)	$42,374	$(43,970)	$7,417

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	5	10,066	5,883	37,307	8,731	12,164
Amortization of deferred financing costs		222	133	3,108	199	491
Change in fair value of certain derivative instruments	11	(5,094)	50,675	(17,928)	54,851	(3,081)
Amortization of intangible liability		(530)	(53)	(1,549)	(67)	—
Settlements of hedges which do not qualify for hedge accounting	11	4,390	350	13,121	632	141
Share based compensation	12	359	812	2,513	1,167	—
(Increase) decrease in other receivables and other assets		(6,873)	(367)	(6,510)	337	(980)
Increase (decrease) in accounts payable and other liabilities		3,368	1,493	2,165	(7,849)	4,420
Decrease in inventories		—	—	—	—	1,613
Costs relating to drydocks		(797)	—	(1,706)	—	(1,459)
Unrealized foreign exchange (gain) loss		(5)	(80)	17	(80)	—

Net Cash Provided by Operating Activities		17,454	15,191	72,912	13,951	20,726

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	11	(4,390)	(350)	(13,121)	(632)	(4,871)
Acquisition of Global Ship Lease, Inc., net of cash acquired		—	(984)	—	(6,547)	—
Release of Trust Account		—	—	—	317,446	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		(577)	(257,450)	(83,639)	(272,927)	—

Net Cash (Used in) Provided by Investing Activities		(4,967)	(258,784)	(96,760)	37,340	(4,871)

Cash Flows from Financing Activities
Proceeds from debt		—	256,000	57,000	256,000	—
Repayments of debt		(10,908)	—	(10,908)	(115,000)	—
Variation in restricted cash		—	(3,026)	—	(3,026)	188,000
Issuance costs of debt		(311)	(4)	(5,426)	(3,856)	(276)
Proceeds from warrant exercise		—	3,026	—	3,026	—
Buyback of shares		—	—	—	(147,053)	—
Dividend payments	10	—	(15,624)	(12,371)	(15,624)	—
(Decrease) in amount due to CMA CGM		—	—	—	—	(188,713)
Deemed distribution to CMA CGM		—	—	—	—	(505)

Net Cash (Used in) Provided by Financing Activities		(11,219)	240,372	28,295	(25,533)	(1,494)

Net Increase (Decrease) in Cash and
Cash Equivalents		1,268	(3,221)	4,447	25,758	14,361
Cash and Cash Equivalents at start of Period		29,542	29,584	26,363	605	1,891

Cash and Cash Equivalents at end of Period		$30,810	$26,363	$30,810	$26,363	$16,252

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Cash Flows (continued)

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	Successor	Successor	Successor	Successor	Predecessor
				August 15 to December 31	January 1 to August 14
Supplemental information

Non cash investing and financing activities

Issuance of shares and preferred shares for the acquisition of GSL Inc.	$—	$—	$—	$216,730	$—
Dividends declared	$—	$—	$—	$—	$—
Total interest paid during period	$5,986	$2,535	$22,092	$4,639	$10,782

Income tax paid	$47	$—	$186	$—	$—

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Stockholders’ Equity

The interim unaudited combined financial statements up to December 31, 2009 include two distinct reporting periods (i) before August 15, 2008 (“Predecessor”) and (ii) from August 15, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively.

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional Paid in Capital	Stockholders’ Equity
Balance at December 31, 2007 (Predecessor)	100	$—	$(96,925)	$16,776	$162,885	$4,739	$—	$87,475

Change in amount due from CMA CGM	—	—	—	—	(188,716)	—	—	(188,716)
Allocation of prior year net income	—	—	(4,967)	(16,776)	21,743	—	—	—
Other effect of the transfer of two vessels in 2008	—	—	—	651	4,088	(4,739)	—	—
Deemed distribution to CMA CGM	—	—	(505)	—	—	—	—	(505)
Net income for the period	—	—	—	7,417	—	—	—	7,417
Allocation of net income			8,068	(8,068)	—	—	—	—

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—	—	—	—	(94,329)

Elimination of historical stockholders’ equity	(100)	—	94,329	—	—	—	—	94,329

Recognition of GSL Holdings, Inc. stockholders’ equity pre-merger	26,685,209	266	6,286	—	—	—	175,375	181,927

Issuance of shares and warrants in connection with the merger (note 1)
Class A	6,778,650	68	—	—	—	—	51,672	51,740
Class B	7,405,956	74	—	—	—	—	26,043	26,117
Class C	12,375,000	124	—	—	—	—	89,348	89,472
Warrants	—	—	—	—	—	—	1,184	1,184

Warrants exercised into Class A shares (note 10)	504,502	5	—	—	—	—	3,021	3,026
Restricted Stock Units (note 12)	—	—	—	—	—	—	1,167	1,167
Net (loss) for the period	—	—	—	(43,970)	—	—	—	(43,970)
Dividends declared	—	—	(15,624)	—	—	—	—	(15,624)

Balance at December 31, 2008 (Successor)	53,749,317	537	(9,338)	(43,970)	—	—	347,810	295,039
Allocation of prior year net (loss)	—	—	(43,970)	43,970	—	—	—	—
Class C shares converted to Class A
Class C	(12,375,000)	(124)	—	—	—	—	—	(124)
Class A	12,375,000	124	—	—	—	—	—	124

Restricted Stock Units (note 12)	—	—	—	—	—	—	2,513	2,513
Shares issued (note 10)	336,833	4	—	—	—	—	(4)	—
Net income for the period	—	—	—	42,374	—	—	—	42,374
Dividends declared (note 10)	—	—	(12,371)	—	—	—	—	(12,371)

Balance at December 31, 2009 (Successor)	54,086,150	$541	$(65,679)	$42,374	$—	$—	$350,319	$327,555

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008. The period preceding the merger is referred to as “Predecessor” and after the merger as “Successor”.

The interim unaudited combined financial statements for the three month period and year ended December 31, 2009 and the period August 15, 2008 to December 31, 2008 are wholly “Successor”, reflecting results of the combined operations following the merger. The results for the period January 1, 2008 to August 14, 2008 (labeled “Predecessor”) reflect results of the operations as historically reported for Global Ship Lease, Inc. prior to the merger. Under Predecessor accounting rules, the period January 1, 2008 to August 14, 2008 includes for a few days of January 2008 the results of two vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo prior to the sale of the vessels to the Company (see Note 9).

As the merger was consummated on August 14, 2008, the balance sheets as of December 31, 2009 and December 31, 2008 (both labeled “Successor”) reflect the acquisition under the purchase method of accounting of all the identified assets and assumed liabilities of Global Ship Lease, Inc.

The term “Company” refers to both Successor and Predecessor periods.

2.	Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. It contracted under an asset purchase agreement dated December 5, 2007, to acquire 17 containerships from CMA CGM. Of these, 10 were purchased by the Company during December 2007, two in January 2008, four in December 2008 and one in August 2009. All vessels are time chartered to CMA CGM for remaining terms as at December 31, 2009 ranging from 3 to 16 years. The Company has also entered into an agreement with German interests to acquire in the fourth quarter of 2010 two new buildings for approximately $77,000 per vessel. The Company has an agreement to charter out these vessels to ZIM Integrated Shipping Services Limited (“ZIM”) for a period of seven years that could be extended to eight years at ZIM’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except Daily Charter Rate)

2.	Nature of Operations (continued)

Fleet

The following table provides information about the 17 vessels chartered to CMA CGM which are reflected in these unaudited combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	3.00	$28,500
Ville d’Aquarius	4,113	1996	December 2007	3.00	$28,500
CMA CGM Matisse	2,262	1999	December 2007	7.00	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	7.00	$18,465
Delmas Keta	2,207	2003	December 2007	8.00	$18,465
Julie Delmas	2,207	2002	December 2007	8.00	$18,465
Kumasi	2,207	2002	December 2007	8.00	$18,465
Marie Delmas	2,207	2002	December 2007	8.00	$18,465
CMA CGM La Tour	2,272	2001	December 2007	7.00	$18,465
CMA CGM Manet	2,272	2001	December 2007	7.00	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	11.00	$33,750
CMA CGM Château d’lf	5,100	2007	January 2008	11.00	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	16.00	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	13.00	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	13.00	$25,350
CMA CGM America	4,045	2006	December 2008	13.00	$25,350
CMA CGM Berlioz (3)	6,627	2001	August 2009	11.75	$34,000

(1)	Twenty-foot Equivalent Units.
(2)	The table shows purchase dates of vessels related to the Company’s time charter business, which occurred during both the Predecessor and Successor periods.
(3)	The vessel, CMA CGM Berlioz, is a second hand vessel acquired during the year.

The following table provides information about the contracted fleet not reflected in these unaudited combined financial statements, other than deposits paid:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate
Hull 789 (2)	4,250	2010	October 2010	ZIM	7-8 (3)	$28,000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8 (3)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests (note 8).
(3)	Seven years charter that could be extended to eight years at Charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

3.	Unaudited Supplemental Pro Forma Information

The following pro forma information for the three month period and year ended December 31, 2008 assumes that the merger with Marathon took place at the beginning of the reporting periods being presented.

	Three months ended December 31, 2008	Year ended December 31, 2008
Operating revenue	$26,325	$100,135

Net loss	$(42,865)	$(26,045)

Pro forma net income per share in $

Weighted average number of Class A common shares outstanding
Basic	33,967,357	33,591,788
Diluted	33,967,357	33,591,788
Net loss per share
Basic	$(1.26)	$(0.78)
Diluted	$(1.26)	$(0.78)

Weighted average number of Class B common shares outstanding
Basic	7,405,956	7,405,956
Diluted	7,405,956	7,405,956
Net income per share
Basic	$—	$—
Diluted	$—	$—

Weighted average number of Class C common shares outstanding
Basic	12,375,000	12,375,000
Diluted	12,375,000	12,375,000
Net income per share amount
Basic	$—	$—
Diluted	$—	$—

4.	Significant Accounting Policies

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States Generally Accepted Accounting Principles (“U.S. GAAP”) for annual financial statements. These interim unaudited combined financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2008 filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

The FASB “Accounting Standards Codification” (the Codification) became effective on July 1, 2009, officially becoming the single source of authoritative non-governmental U.S. Generally Accepted Accounting Principles (US GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. Only one level of authoritative US GAAP now exists and it is termed Accounting Standards Codification (“ASC”). All other accounting literature is considered non-authoritative. The Codification reorganizes US GAAP pronouncements into accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission (SEC) guidance organized using the same topical structure in separate sections within the Codification. This has impacted the Company’s financial statements as all references to authoritative accounting literature have now been referenced in accordance with the Codification.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Significant Accounting Policies (continued)

Recently issued accounting standards (continued)

On April 9, 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as ASC Topic 825, “Interim Disclosures about Fair Value of Financial Instruments.” This pronouncement requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. This pronouncement is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this pronouncement did not have a material impact on the unaudited combined financial statements of the Company.

On April 9, 2009 the FASB issued guidance now codified as ASC Topic 320, “Recognition and Presentation of Other Than Temporary Impairments.” This pronouncement is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. This pronouncement also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This pronouncement is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this pronouncement did not have a material impact on the unaudited combined financial statements of the Company.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this pronouncement and has evaluated for disclosure subsequent events that have occurred up to March 2, 2010, the date of issuance of the unaudited combined financial statements of the Company.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the unaudited combined financial statements of the Company.

5.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2009 Successor	December 31, 2008 Successor

Cost	$1,007,500	$915,627
Accumulated Depreciation	(45,792)	(8,731)

Net Book Value	$961,708	$906,896

In August 2009, the Company took delivery of the CMA CGM Berlioz, the final vessel in its contracted fleet. The book value of the CMA CGM Berlioz includes the transfer of $7,840 from the intangible asset recognized at the time of the merger, and which arose from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair value at the merger date of the vessels yet to be purchased.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui Banking Corporation, KFW and DnB Nor Bank. Subsequently, Bank of Scotland joined the syndicate.

On February 10, 2009 the Company announced it had amended the terms of the original agreement in response to significant decreases in market values of containerships and the consequent implications on the loan to value covenant in the credit facility. The amended agreement increased temporarily the permitted maximum loan to value to 100% (previously 75%) applicable for test dates up to and including April 30, 2010. Loan to value is the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels, determined in April and November each year. The margin applicable on interest payable under the credit facility varied from 1.25% to 2.75% over Libor depending on the loan to value ratio. The Company also paid a commitment fee of 0.50% per annum based on the undrawn portion of the credit facility (0.25% per annum up to February 10, 2009). During this period, the Company had no restrictions on its ability to distribute dividends unless the loan to value ratio exceeded 90%, at which point the Company would have been required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value fell back below 90% during a subsequent valuation period. If the loan to value ratio exceeded 100%, the Company may have been required to prepay the loan or provide additional security to reduce the loan to value ratio to below 100%. The credit facility amount of $800,000 was to be reduced by 19 equal quarterly instalments, based on the market value weighted average age of the secured vessels compared to 18 years, commencing in December 2011. The final maturity date of the credit facility continued to be August 14, 2016 at which point any remaining outstanding balance had to be repaid.

On April 29, 2009, the Company agreed with the lenders that no loan to value tests would be performed pending agreement of a further amendment to the credit facility in response to further deterioration in market values of containerships. The margin applicable during this waiver period was 2.75% and the Company agreed that no dividends would be declared or paid on common shares during this time. The waiver period was extended on June 25, 2009 and again on July 30, 2009 through until August 31, 2009.

On August 20, 2009, the Company further amended the terms of the credit facility. Under the revised terms of the credit facility, the loan to value covenant has been waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011. Further, the amendment enabled the Company to borrow $57,000 under the credit facility including a $15,000 newly created Over Advance Portion (“OAP Loan”) to allow the purchase of the CMA CGM Berlioz on August 26, 2009. The balance of the $82,000 vessel purchase price was funded by cash. Amounts borrowed under the amended credit facility bear interest at Libor plus a fixed margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value ratio, to be determined at the end of April and November each year.

Under the amendment, all undrawn commitments of $200,900 were cancelled after the delivery of the CMA CGM Berlioz. No further commitment fees are payable subsequent to the cancellation of the undrawn commitments. The commitment fee in the year ended December 31, 2009 amounted to $779 (2008: $473 (Successor), $624 (Predecessor)). The Company may not declare or pay dividends to common shareholders during the period up to November 30, 2010 or thereafter until the loan to value ratio is at or below 75%.

A repayment of $10,908 of the OAP loan was made in November 2009. The second repayment in February 2010 fully repaid the OAP loan.

The balance of borrowings under the credit facility is to be repaid quarterly commencing June 30, 2010 in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

13

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt (continued)

As part of the August 20, 2009 amendment, CMA CGM has agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016, subject to any earlier redemption from proceeds from the exercise of warrants (see note 10), and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.

The credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

As the borrowing capacity was reduced by the amendment dated February 10, 2009 a portion of the unamortized deferred financing costs at the date of the amendment was written off in proportion to the decrease in the borrowing capacity. This amounted to $176. The remaining unamortized deferred financing costs existing at the date of the amendment together with the additional $3,293 fees and related costs for the February 10, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

The borrowing capacity was further reduced by the amendment dated August 20, 2009. An additional amount of $2,015 has been written off in proportion to the further decrease in borrowing capacity. The remaining unamortized deferred financing costs at the date of this amendment and the $2,138 paid in fees and related costs paid for the August 20, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

Long-term debt is summarized as follows:

	December 31, 2009 Successor	December 31, 2008 Successor

Credit facility, at Libor USD + 2.5% to 3.5%	$588,192	$542,100
Less current instalments of long-term debt	(68,300)	—

	$519,892	$542,100

As described above and as part of the amendment dated August 20, 2009, outstanding borrowings under the credit facility are to be repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the month end prior to the scheduled repayment. Repayments become fixed at $10,000 per quarter once loan to value is at or below 75% which, for the purposes of the following table, is assumed to be April 30, 2011, the next scheduled test date. Based on management’s reasonable estimates of excess cashflow, as at December 31, 2009 the estimated repayments in each of the relevant periods are as follows:

	December 31, 2009 Successor	December 31, 2008 Successor
Due in one year or less	$68,300	$—
Due after one year through two years	45,300	—
Due after two years through five years	120,000	—
Due after five years	354,592	542,100

	$588,192	$542,100

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, loan to value may not be at or below 75% as at April 30, 2011 in which case, assuming a continuation of the current waiver, prepayments will continue to be based on excess cash.

14

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at December 31, 2009 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2009 Successor	December 31, 2008 Successor

Current account (below)	$3,764	$1,040

Amounts due to CMA CGM companies presented within liabilities	$3,764	$1,040

Current account (below)	$7,838	$958

Amounts due from CMA CGM companies presented within assets	$7,838	$958

CMA CGM charters all of the Company’s operating vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at December 31, 2009 and December 31, 2008 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the year to December 31, 2009, the Company paid CMA CGM dividends of $2,279 (2008: $nil) of which $848 related to the year ended December 31, 2008.

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2009 of between 3 and 16 years. Of the $1,659,803 maximum future charter hire receivable for the total fleet set out in note 8 (including for two vessels scheduled to be purchased in fourth quarter 2010 and to be chartered to ZIM, a company not related to CMA CGM), $1,516,611 relates to the 17 ships currently chartered to CMA CGM.

On August 26, 2009, the Company took delivery of the CMA CGM Berlioz, a 2001-built 6,627 TEU container vessel and the last vessel of its contracted fleet with CMA CGM. The vessel was purchased for $82,000 and was funded by drawings under the credit facility and available cash (see note 6). The CMA CGM Berlioz is on a non-cancellable, 12-year time charter to CMA CGM at a daily rate of $34.

Ship Management Agreements

The Company outsources day to day technical management of its vessels to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months ended December 31, 2009 amounted to $485 (2008: $357) and for the year ended December 31, 2009 amounted to $1,864 (2008: Successor $528 and Predecessor $848).

Except for transactions with CMA CGM, the Company did not enter into any related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2, the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid for these two vessels. The remaining purchase obligations are currently unfunded.

Charter Hire Receivable

The Company has entered into long term time charters for its vessels owned at December 31, 2009. The charter hire (including that relating to vessels due for delivery in 2010), is payable in advance and the daily rate is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at December 31, 2009 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending December 31,	Fleet operated as at December 31, 2009	Total fleet to be operated

2010	$156,756	$158,911
2011	156,756	177,197
2012	156,502	176,998
2013	135,952	156,392
2014	135,952	156,392
Thereafter	774,693	833,913

	$1,516,611	$1,659,803

9.	Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these interim unaudited combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” column in the table below includes (i) the elimination of the containerized transportation activity performed by the Predecessor up to August 14, 2008, and (ii) the IPO and merger costs expensed by the Predecessor.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

9.	Operating Segments (continued)

During the three month period and year ended December 31, 2009 and 2008 the activities can be analyzed as follows:

	Three months ended December 31,		Year ended December 31,
	2009 Successor	2008 Successor	2009 Successor	2008 Successor	2008 Predecessor
	Time Charter	Time Charter		Time Charter	Time Charter	Adjustment	Total
Operating revenues	$39,884	$26,305	$148,708	$39,095	$55,883	$2,072	$57,955

Operating expenses
Voyage expenses	—	—	—	—	—	1,944	1,944
Vessel operating expenses	9,851	7,924	41,368	11,904	17,893	181	18,074
Depreciation	10,066	5,883	37,307	8,731	11,902	261	12,163
General and administrative	2,187	2,686	8,748	3,712	2,306	1,508	3,814
Other operating (income) expense	(82)	(63)	(432)	(106)	(187)	280	93

Total operating expenses	22,022	16,430	86,991	24,241	31,914	4,174	36,088

Operating income (loss)	17,862	9,875	61,717	14,854	23,969	(2,102)	21,867

Interest income	36	195	519	413	424	—	424

Interest expense	(6,107)	(2,647)	(24,224)	(3,842)	(17,600)	—	(17,600)
Realized and unrealized gain (loss) on derivatives	702	(50,986)	4,806	(55,293)	2,749	—	2,749

Income (loss) before income taxes	12,493	(43,563)	42,818	(43,868)	9,542	(2,102)	7,440

Income taxes	(145)	(92)	(444)	(102)	(23)	—	(23)

Net income (loss)	$12,348	$(43,655)	$42,374	$(43,970)	$9,519	$(2,102)	$7,417

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

10.	Share Capital

At December 31, 2009 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares were converted into Class A common shares on a one-for-one basis.

The restricted stock units granted to the Directors in November 2008 as part of their compensation for service during 2008 vested on January 1, 2009, and subsequently 36,833 shares were issued to the Directors. A proportion of the restricted stock units granted to management in August and November 2008 as part of their compensation arrangements vested in September and October 2009, and consequently 300,000 Class A common shares were issued to management in this period.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016 and are required to be redeemed earlier using the proceeds of any exercise of Public Warrants. The preferred shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at December 31, 2009 total proceeds received from the exercise of warrants, classified in the balance sheet as restricted cash, were $3,026 and therefore none of the preferred shares have been redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there are 39,531,348 Public Warrants which have an expiry of August 24, 2010 and give the holder the right to purchase one Class A common share at a price of $6. There are 5,500,000 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188,088 Class A Warrants which expire on September 1, 2011 and give the holders the right to purchase one Class A common share at a price of $9.25.

On February 10, 2009, the Company announced a fourth quarter 2008 dividend of $0.23 per Class A common share, unit and Class B share which was paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

11.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of December 31, 2009 a total of $580,000 of debt has been swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives for the three months ended December 31, 2009 was $5,093 (2008: $50,675 loss). The unrealized gain on interest rate derivatives for the year ended December 31, 2009 was $17,928 (2008: Successor loss of $54,851 and Predecessor gain of $3,081).

Derivative instruments held by the Company are categorized as level 2 under ASC Topic 820 “Fair Value Measurement and Disclosures” hierarchy. As at December 31, 2009, these derivatives represented a liability of $29,113 (December 31, 2008: $47,041).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

12.	Share-based compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares		Weighted Average Fair Value
	Management	Directors
Granted on August 14, 2008	780,000	—	$7.37
Granted on November 12, 2008	80,000	37,671	$2.80

Un-vested as at January 1, 2009	860,000	37,671	$6.77
Vested in January 2009	—	(37,361)	$(2.80)
Granted on May 18, 2009	—	150,273	$1.83
Vested in September 2009	(195,000)	—	$(6.76)
Vested in October 2009	(105,000)	—	$(6.76)

Un-Vested as at December 31, 2009	560,000	150,273	$5.94

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the shares calculated is recognized as compensation costs in the income statement over the vesting period. During the three month period and year ended December 31, 2009 the Company recognized a total of $360 (2008: $812) and $2,513 (2008: $1,167) share based compensation costs respectively. As at December 31, 2009, there was a total of $1,126 unrecognized compensation costs relating to the above share based awards (2008: $3,363). The remaining costs are expected to be recognized over a period of 20 months.

150,273 restricted stock units were granted in May 2009 for Directors’ compensation for 2009 under the Company’s 2008 Equity Incentive Plan. These awards vested in January 2010. The awards that vested in the period related to Directors’ compensation for 2008, and a portion of awards made to management in 2008.

13.	Earnings per share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period. At December 31, 2009, there were 45,031,348 warrants to purchase Class A common shares outstanding, including 5,500,000 Sponsor Warrants (which must be exercised on a cashless basis), at an exercise price of $6, and there were 710,273 restricted stock units authorized as part of management’s equity incentive plan and as part of the Directors’ compensation for 2009. As of December 31, 2009 only Class A and B common shares are participating securities.

For the three months ended December 31, 2009, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares. For the year ended December 31, 2009, the diluted weighted average number of Class A common shares outstanding includes the incremental effect relating to outstanding restricted stock units, but excludes the outstanding warrants. The warrants are excluded because they would have an antidilutive effect.

Class B common shareholders are entitled to receive dividends but their dividend rights are subordinated to those of holders of Class A common shares.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

14.	Subsequent events

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that CMA CGM was seeking to reduce and in some cases cancel certain ship deliveries. The Company is not involved in these discussions. The Company has experienced increasing delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at December 31, 2009, one period of charterhire, due on December 16, 2009, was outstanding amounting to $6.9 million. This was received in January 2010. As at close of business on March 1, 2010, the latest practicable date prior to the issuance of these unaudited interim financial statements, charter hire due February 16, 2010 amounting to $5.6 million was outstanding. A further instalment became due on March 1, 2010 amounting to $6.4 million.

Under the ship management contracts with CMA Ships, a wholly owned subsidiary of CMA CGM, vessel operating costs and management fees are payable monthly in advance. As at December 31, 2009 the Company owed its ship manager approximately $3.4 million under the ship management agreement for operating costs and management fees for December 2009. This was paid in January 2010. As at close of business on March 1, 2010, the latest practicable date prior to the issuance of these unaudited interim financial statements, the Company owed CMA Ships approximately $6.5 million for operating costs and management fees for February and March 2010.